

February 14, 2018

Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626

Re: **Alaska Communications Systems Group, Inc.**
     Schedule 13D filed December 15, 2017
     Schedule 13D/A filed December 28, 2017, January 8 and January 16, 2018,
     and February 12, 2018
     Filed by Karen S. Singer and TAR Holdings LLC
     File No. 5-57739

Dear Ms. Singer:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed on December 15, 2017

1. Rule 13d-1(a) of Regulation 13D-G under the Securities Exchange Act of 1934 requires any person acquiring more than 5% of a class of securities to file a Schedule 13D within 10 days of the transaction. According to the tables listed under Item 5, beneficial ownership of Alaska Communications System Group shares was last acquired on December 6, 2017. The cover page of the initial Schedule 13D indicated, however, that December 15, 2017, was the date of the event that required the filing notwithstanding the fact that only 5% of the outstanding class was reported as having been beneficially owned. Please confirm the accuracy of this date by informing us of the exact date upon which the named filing persons first beneficially owned, if true, *greater than* 5% of the subject class. In addition, please amend your Schedule 13D filing, as appropriate, to correct this potentially inaccurate date and also confirm whether the filing was being voluntarily made by verifying the exact percentage held.

2. Please revise the disclosure provided under Item 2 that failed to identify citizenship.

3. Item 6 of Schedule 13D requires a filing party to "[d]escribe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer … naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into." Advise us, with a view toward revised disclosure, whether or not any arrangements, understandings or relationships exist between you, TAR Holdings, and any other person regarding the division or profits or loss or the giving or withholding of a proxy with respect to the investment in the common stock of the issuer. See the last sentence of Instruction A to Rule 13d-101 which requires a filer to affirmatively state within the Schedule 13D when an answer is in the negative or an item is inapplicable.

4. No joint filing agreement appears to have been filed as required by Rule 13d-1(k)(1)(iii). Please revise to file such agreement, or advise.

Schedule 13D/A filed on December 28, 2017 and January 8 and January 16, 2018

5. Please provide us with the factual foundation for the following statements, or file an amendment that retracts the following statements:

   - *"it is outrageous, given the mismanagement and non-profitability of this relatively small company"* in light of the profitable quarter ended September 30, 2017;

   - "*the Issuer and its current management have purported to implement an improper and inappropriate Amended Bylaws change which appears intended to entrench management and the [ ] board of directors [ ] to the detriment of shareholders"*;

   - "*[t]he adoption of the Poison Pill appears clearly to constitute an attempt by the current Board and management to entrench themselves without regard to the interests of the Issuer's stockholders"*;

   - the Chief Executive Officer *"receives approximately a $3,000,000 dollar salary, which is far in excess of executive compensation in any comparable public company"*;

   - "*the ongoing sale of a significant amount of the Common Stock by the Issuer's Chief Executive Officer [ ] reflect[s] the CEO's low confidence and belief in the Issuer"* in light of a pre-arranged Rule 10b5-1 trading plan; and

   - *"[t]he Reporting Person believes that Mr. O'Donnell may have resigned due to the Board's unwillingness to include [him] in its decision-making processes, in apparent violation of the Board's duty to consider the input of each [Board] member.."*

Karen Singer
February 14, 2018
Page 3

<u>Schedule 13D filed February 12, 2018</u>

6. Please be advised that statements voluntarily included within Schedule 13D or otherwise not provided in response to a specific line item within that disclosure schedule may be subject to federal regulation under Sections 10(b) and 14(a) of the Securities Exchange Act of 1934 and corresponding Rules 10b-5 and Rule 14a-9 thereunder. Advise us what consideration has been given to the application of Section 14(a) and Regulation 14A to the statements outlined in comment six above as well as the statements regarding director nominee profiles and qualifications in amendment number four to the Schedule 13D. To the extent that a solicitation has occurred within the meaning of the definition codified at Rule 14a-1(l) of Regulation 14A, an immediate filing obligation would arise under either Rule 14a-3(a) or Rule 14a-12 that would need to be satisfied by the submission of an electronic filing under cover of Schedule 14A as required by 14a-6(m) and Rule 14a-12(b)(if applicable) .

7. Please amend Item 7 of Schedule 13D to provide disclosure in response to Instruction A to Schedule 13D regarding the three general types of exhibits that must be filed.

<u>Closing Comments</u>

We remind you that the filing persons on the above-referenced Schedule 13D submissions and their respective managements, if applicable, are responsible for the accuracy and adequacy of the disclosures contained within the filings notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Special Counsel
Office of Mergers and
Acquisitions